Exhibit 99.1

Sapiens Intends to Leverage Microsoft’s Two New Data

Centres for its Cloud-Based Services in South Africa

Sapiens’ partnership with Microsoft Azure, robust presence in South Africa, and innovative technology will enable local insurers to benefit from end-to-end, cloud-based solutions

Sandton, South Africa and Holon, Israel – July 24, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it intends to leverage Microsoft’s two new data centres for its cloud-based services in South Africa.

To better service customers looking for an affordable and flexible option to traditional on-premise IT operations, Sapiens partnered with Microsoft Azure in 2015. Sapiens ALIS – Sapiens’ core policy administration suite for the life insurance, annuities, pension, savings and medical markets – and Sapiens IDIT ‒ our flagship software suite for the short-term insurance market ‒ can be deployed over Microsoft’s secure cloud.

Microsoft has recently officially announced that it is opening two new cloud data centres in Johannesburg and Cape Town, and this latest development precedes Sapiens’ imminent establishment of its new head office and an expanded presence in South Africa.

Insurers and financial services organisations are hesitant, and many times prohibited legally, from moving sensitive customer data offshore. These two new centres will enable South African companies to enjoy the benefits of the cloud ‒ which includes cost savings from not having to upgrade and then maintain new IT infrastructure during modernisation projects ‒ while still complying with data governance and sovereignty regulations.

“Congratulations to Sapiens’ partner, Microsoft, on this exciting news that is expected to foster innovation and create opportunities in Africa,” said Gary Tessendorf, Sapiens’ South African regional director. “There is interest in the South African market in the cloud’s potential to help insurers remain agile, while keeping costs low. I am confident that Sapiens’ robust presence in South Africa, the two new data centres, and the partnership between Microsoft Azure and Sapiens will build upon each other to help create an ideal solution for local insurers.”

About Microsoft Azure

Microsoft Azure is a growing collection of integrated cloud services that developers and IT professionals use to build, deploy, and manage applications through our global network of datacenters. With Azure, you get the freedom to build and deploy wherever you want, using the tools, applications, and frameworks of your choice. For more information: azure.microsoft.com/en-us/overview/what-is-azure/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com